UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           May          , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	May 23, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

The First Quarter 2008 Results (Un-audited) May 23, 2008
TICKERS:
NYSE : TLK
LSE : TKIA
IDX : TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V,VI and VII
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.19%
Public : 47.19%
Treasury Stock : 1.62%
(As of March 31, 2008)
CONVERSION RATES (US$1.00):
2007 = Rp.9,060.0 (Mar 31,2007)
2008 = Rp.9,215.0 (Mar 31,2008)
NOTABLE FIGURES:
■	METRA legally closed its 80% stake acquisition in Indonesia’s leading IT company, PT Sigma Cipta Caraka (“Sigma”)

■	TELKOM through its 100% subsidiary TII acquire 6.8% of SCICOM’s stake through the Kuala Lumpur Stock Exchange

■	TELKOM and Telkomsel Synergizes by sharing BTS Towers. The synergy would strengthen the business position of the Telkom Group particularly in the high competitive environment in the telecommunications industry in Indonesia.
TELKOM FINANCIAL
INDICATORS — 1Q/08
(in Rp.Tn)
FINANCIAL HIGHLIGHTS (Consolidated):

	1Q/07		1Q/08		Growth (%)
Key Indicators	Net	Gross	Net	Gross	Net	Gross
Op. Revenues (Rp. bn)	13,848	14,509	15,032	15,813	8.5	9.0
Op. Expenses (Rp. bn)	7,677	8,338	8,489	9,271	10.6	11.2
Op. Income (Rp. bn)	6,171	6,171	6,542	6,542	6.0	6.0
EBITDA (Rp. bn)	8,798	8,798	9,339	9,339	6.2	6.2
Net Inc. (Rp. bn)	3,042	3,042	3,207	3,207	5.4	5.4
Net Inc./Share(Rp)	152.03	152.03	161.50	161.50	6.2	6.2
Net Inc./ADS(Rp)	6,081.2	6,081.2	6,460.0	6,460.0	6.2	6.2
EBITDA Margin (%)	63.5	60.6	62.1	59.1	-1.4	-1.5

FIXED LINE LIS vs CELLULAR SUBSCRIBERS
1Q/08
(in million)
OPERATIONAL HIGHLIGHTS:

	1Q/07	1Q/08
Description	(‘000)	(‘000)	Growth (%)
TELKOM
LIS Wireline	8,705	8,662	-0.5
LIS Wireless (Flexi)	4,596	6,719	46.2
Total	13,301	15,381	15.6

TELKOMSEL
Customer :
kartuHALO	1,714	1,880	9.7
simPATI	21,247	29,176	37.3
KartuAs	15,942	20,279	27.2
Total	38,903	51,335	32.0

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website :www.telkom-indonesia.com

The first quarter 2008 Results (Un audited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE FIRST QUARTER OF 2008 RESULTS (Un-audited)
Jakarta, May 23, 2008 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and un-audited consolidated financial statements results for the first quarter of 2008. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
FINANCIAL RESULTS
Profit and Loss Statement
This report compares the Company’s financial results as of March 31, 2008 with the same period last year.
Operating Revenues
Operating Revenues increased by Rp.1,183.9 billion or 8.5% compared to the same period last year summarized as follows:
Revenues Composition
1Q/08:
The composition Data & Internet revenues 5% higher than composition last year
▪	Data and Internet revenues increased by Rp.996.4 billion or 34.1% compared to the same period last year, mainly due to the growth from SMS cellular, which grew by 28.7% to 13.0 billion.

▪	Cellular revenues increased by Rp.386.3 billion or 6.9% compared to the same period last year, mainly due to the growth in Telkomsel’s Minutes of Usage (MOU) by 283.3% as a result from the subscribers growth by 32.0% to 51.3 million.

▪	Interconnection Revenues. On a net basis, the Interconnection revenues increased by Rp.130.8 billion, or 6.1%. The growth in interconnection revenue was mainly due to the growth of cellular subscribers in Indonesia.

▪	Meanwhile, Fixed line Revenues decreased by Rp.327.1 billion or 11.4% compared to the same period last year, mainly due to the decreasing in wireline pulses production by 16.6% to 17.9 billion.

The first quarter 2008 Results (Un audited)

TELKOMFlexi revenue contributed to total TELKOM’s revenue in the amount of Rp.889.1 billion (gross revenue) consisting of installation charges, monthly subscription charges, local & domestic long distance revenues which amounted to Rp. 343.7 billion, while interconnection (gross), SMS and internet revenues amounted to Rp. 428.9 billion, Rp. 100.0 billion and Rp. 18.2 billion, respectively.
With regards to the implementation of the cost-based interconnection scheme, we have reported our interconnection revenue in 2007 on a gross basis but in this periode, we reported on a grass basis.
To make similar comparison with the cost based interconnection scheme in FY/2007, we represent the following proforma table which are presented on a net and gross basis:

	Net basis			Gross basis
Account	Q4/07	Q1/08	Growth	Q4/07	Q1/08	Growth
Operating Revenues	15,793	15,032	-4.8%	17,207	15,813	-8.1%
Operating Expense	9,217	8,489	-7.9%	10,631	9,271	-12.8%
Operating Income	6,576	6,542	-0.5%	6,576	6,542	-0.5%
EBITDA	9,361	9,339	-0.2%	9,361	9,339	-0.2%
EBITDA Margin	59.3%	62.1%	2.9%	54.4%	59.1%	4.7%
Based on QoQ comparison, for Q1/08, EBITDA Margin increased by 2.9% and 4.7% for net basis and gross basis, respectively.
Operating Expenses
Operating Expenses increased by Rp.812.1 billion or 10.6%, summarized as follows:
▪	Operation & Maintenance Expense increased by Rp.356.9 billion or 16.6%, mainly resulting from the Telkomsel’s network infrastructure growth (BTS grew by 23.3% from 17,644 to 21,752 units and overall network capacity increased by 27.9%, which effected costs, frequency fees and power supply costs).

▪	Personnel expenses increased by Rp.192.2 billion, or 9.4%. The main contributors were the increase in a vocation pay, incentives and other benefits and from employee income tax payment related to early termination benefits paid in 2007. The increase was also due to changing of the discount rate assumption of the actuary calculation from 10.5% to 10.25% in 2008.

The first quarter 2008 Results (Un audited)

Expenses Composition
1Q/08:
No significant changes in expenses composition from Q1/07 to Q1/08
▪	Depreciation Expenses increased by Rp.170.0 billion or 7.2%, mainly due to increasing in depreciation expenses of Telkomsel by 17.0% resulting from new infrastructure growth.

▪	Marketing expenses increased by Rp.96.3 billion or 34.3%, mainly due to increasing in marketing and promotion programs for cellular and Flexi. The increase was also due to customer education programs related to the frequency migration of Flexi.

▪	Meanwhile, General and Administrative expenses decreased by Rp.3.3 billion, or 0.4%, mainly due to a decrease in collection expenses, and general and social contributions.
For the period ending March 31, 2008, TELKOM recorded Operating Income of Rp.6,542.5 billion or an increase of 6.0% compared to the same period last year and EBITDA of Rp. 9,339.4 billion or an increase of 6.2%.
Capital Expenditure
During the first quarter 2008, capex allocation for TELKOM amounted to Rp.1.1 trillion and Telkomsel for Rp.2.3 trillion. There were 894 Telkomsel’s new BTS (including 156 3G BTS) installed from this capex.
Consolidated Debt
As of March 31, 2008, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	1Q/07	1Q/08	1Q/07	1Q/08	1Q/07	1Q/08
IDR / Rupiah	7,039,274	8,543,279	7,039.3	8,543.3	49.6%	59.4%
U.S. Dollar	634	489	5,784.0	4,505.6	40.7%	31.3%
Japanese Yen	14,385	13,242	1,112.1	1,228.8	7.8%	8.5%
EURO	22	7	268.0	106.8	1.9%	0.7%
Total			14,203.4	14,384.5	100.0%	100.0%
TELKOM as a parent company hedged its foreign currency exposures through time deposit placements, mainly in US Dollars that covered 30.7% of foreign debts from April 1, 2008 to March 31, 2009.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of March 31, 2007, TELKOM recorded 15.4 million fixed lines in

The first quarter 2008 Results (Un audited)

service, consisting of 8.7 million fixed wirelines and 6.7 million fixed wireless.
Fixed-Wireless CDMA Services
In this period, TELKOMFlexi was available in 254 cities with 2,153 BTS. As of March 31, 2008, TELKOMFlexi has a market share of more than 50% with 6.7 million subscribers. Currently, Flexi’s ARPU (blended) decreased by 26.3 % to about Rp.43K. Meanwhile, the total wireless production grew by 51.3% from 1.9 billion minutes to 2.9 billion minutes.
For detail information of TELKOMFlexi performance as of March 31, 2008, please see on Table 7.
TELKOM International Call (TIC-007 & TG 017)
As of March 31, 2008, Telkom International Call generated Rp 368 billion in revenues (gross basis), from both TIC-007 & TG 017 revenues, and TELKOM also recorded incoming and outgoing international traffic of 291.6 million minutes and 35.4 million minutes, respectively.
Cellular Services
Telkomsel has more than 50 % subscriber market share with a total of 51.3 million subscribers, as of March 31, 2008.
During the first quarter of 2008, Telkomsel added 894 new BTS (including 3G-BTS), and 53.6 million subscribers capacity. As of March 31, 2008, total Telkomsel’s BTS grew by 23.3% to 21,752 units.
Data and Internet Services
Dial up Internet (TELKOMNet Instan)
In the first quarter 2008, an average of 645K telephone subscribers accessed to TELKOMNet Instan and premium prepaid dial-up internet services per month. During the first quarter 2008, subscribers utilized a total of 829.0 million minutes of TELKOMNet Instan.
Broadband Services
As of March 31, 2008, there were 292K subscribers of broadband ADSL internet access (Speedy) or grew by 151.7% from 116K subscribers compared to last year. The revenues from Speedy services for the first quarter 2008 has reached Rp.250.0 billion.

The first quarter 2008 Results (Un audited)

Human Resources
As of March 31, 2008, the total number of employees at TELKOM (as a parent company) and Telkomsel were 25,514 persons and 4,020 persons respectively.
Employee productivity as measured by total revenues per employee as of March 31, 2008 was Rp.589.2 million or increased by 17.4% compared to last year.
Recent Developments
TELKOM through its 100% subsidiary TII acquire 6.8% of SCICOM’s stake through the Kuala Lumpur Stock Exchange
On January 25, 2008 —TELKOM through its subsidiary PT Telekomunikasi Indonesia International (“TII”) has acquires approximately 6.8% of SCICOM (MSC) Berhad (“SCICOM”) through the Kuala Lumpur Stock Exchange (“KLSE”).
To develop our unorganic business and to strengthen our Corporate Business Segment, TII has made a strategic investment into SCICOM a leading Business Process Outsourcing & Contact Center in Malaysia.
Business Process Outsourcing & Contact Centers are a strategic adjacent business sector that enhances the long term value and sustainable growth of TELKOMGroup
TII will benefit from investment returns derived from the growth potential as SCICOM expands into new territories as one of the Global Multilingual Business Process Outsourcing Service Provider.
SCICOM was the first Business Process Outsourcing provider listed on the KLSE and has shown strong revenue growth of over 25% CAGR, EPS of over 27% CAGR, Profit growth of 47% CAGR over the past 4 years from 2003 to 2007.
SCICOM (MSC) Berhad is a leader in offshore Business Process Outsourcing (BPO), with specialist experience in customer contact management. Based in Malaysia with offices in the UK, India and United States, SCICOM is one of the largest employers in the contact centre outsourcing industry in Malaysia.
TELKOM and Telkomsel Synergizes by sharing BTS Towers
On Februari 11, 2008 — We announced that Telkomsel will share Base Transceiver Stations (BTS) with TelkomFlexi as a way to synergize the business of Telkom Group. We are optimistic that through this program, Telkomsel, as the largest GSM cellular operator with the widest reach in Indonesia, can help increase the penetration of TelkomFlexi’s Fixed Wireless Access using CDMA technology throughout the country.

The first quarter 2008 Results (Un audited)

This year in 2008, Telkom and Telkomsel have mutually agreed to share 3,785 BTS. However, based on various conditions, Telkomsel will begin to share at least 3,000 towers with TelkomFlexi.
Based on this agreement, the BTS towers shared include areas in Northern Sumatra (635 BTS), Southern Sumatra (267 BTS), Jakarta Greater Area-Serang-Banten (799 BTS), West Java (448 BTS), Central Java (333 BTS), East Java (437 BTS), Bali and West Nusa Tenggara (219 BTS), Kalimantan (107 BTS), and Sulawesi-Maluku-Irian (504 BTS).
This program between Telkom and Telkomsel has numerous benefits: Firstly, the sharing of BTS will have a higher efficiency level for investments. The company can save costs rather than build new towers which are expensive and does not guarantee full capacity. It also makes more efficient use in utilizing Telkomsel’s existing towers.
Secondly, besides reducing investment costs, Telkom’s expenses for sharing BTS towers with Telkomsel would remain within the group.
Thirdly, Telkom-Telkomsel BTS synergy will accelerate network deployment of TelkomFlexi on existing towers. The site acquisition process is often quite complicated and time consuming, but this will no longer be a major obstacle.
Fourth, Telkomsel which has BTS towers covering a wide area will help TelkomFlexi extend into other parts of the regions in Indonesia.
The synergy between Telkomsel and Telkom would increasingly strengthen the business position of the Telkom Group particularly in a highly competitive environment in the telecommunications industry in Indonesia. We view that it is possible for Telkomsel and TelkomFlexi to synergize its infrastructure while at the same time grow its own market segments. This is evident that while Flexi continues to expand, Telkomsel also continues to expand as the market leader in the cellular business.
METRA legally closed its 80% stake acquisition in Indonesia’s leading IT company
On February 22, 2008 — We announced that our subsidiary PT Multimedia Nusantara (“Metra”) has legally finalized an acquisition of PT Sigma Cipta Caraka (“Sigma”). The shares acquired from Trozenin Management Plc (Malaysia) and PT Sigma Citra Harmoni was valued approximately USD 35 million and was mostly funded internally by TELKOMGroup.
We aims to grow the corporate segments, as the IT and Enterprise business are considered to be one of the main businesses. The synergy of 6,000 TELKOMGroup’s corporate customers with 170 customers from

The first quarter 2008 Results (Un audited)

Sigma, consisting mainly of banks, was forseen to improve customer base portfolio. Going forward, we aim to get 7,500 corporate customers by 2010.
Sigma seeks to provide real benefit especially to its new customers not only in information technology but also as the telecommunication specialist. Both TELKOMGroup and Sigma are very keen to exchange knowledge and expertise — TELKOMGroup as the leading telecommunication company combined with Sigma as the leading IT services company.
Through this acquisition, we hope to increase value in the corporate sector. We believe this will be the beginning of TELKOMGroup to enter into Indonesia’s Information Technology.
This agreement was a landmark transaction in the Indonesian Telecommunication and technology sector, as this was the first main acquisition completed by TELKOMGroup and considered to be one of the largest IT services acquisition in Indonesia.
TELKOM Rotates Two Directors
On February 29th, 2008 — We announced that the company has rotated its Directors by switching positions from Director of Consumer formely held by Ermady Dahlan to I Nyoman Gede Wiryanata formely the Director of Network and Solution.
The switching of the positions was necessary because of the company’s growth expansion.
The company’s line up of the Board of Directors is currently the following:

President Director / CEO	: Rinaldi Firmansyah
Director of Finance / CFO	: Sudiro Asno
Director of Human Capital & General Affair	: Faisal Syam
Director of Network & solution	: Ermady Dahlan
Director of Consumer	: I Nyoman G Wiryanata
Director of Enterprise & Wholesale	: Arief Yahya
Director of Compliance & Risk Management	: Prasetio
Director of Information Technology	: Indra Utoyo
The rotation process for its Directors is something common within Telkom and serves the purpose to improve the company’s performance particulary in the current competitive environment in the Tele-communications Industry.

The first quarter 2008 Results (Un audited)

On May 9, 2008, District court of Central Jakarta issued a decision on Telkomsel with the following :
1)	Telkomsel has breached Article 17 (1) Law No.5/1999 regarding domination upon production and or marketing of services suspected to create a monopolistic act and unfair business practices.
2)	Telkomsel did not breach Article 25 (1) Law No.5/1999, regarding to misuse of dominant position (especially to implement the excessive tariffs.
3)	The court has imposed a penalty to Telkomsel in the amount of Rp.15 billion.
4)	Telkomsel has no obligation to reduce the tariffs up to 15%.
In relation to decision no. 1 & 3 Telkomsel has appealed to the Supreme Court.
VP Investor Relations & Corporate Secretary,
HARSYA DENNY SURYO

The first quarter 2008 Results (Un audited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UN-AUDITED)
As of March 31, 2007 and 2008
(in million Rupiah)

	2007	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	7,363,462	9,830,473
Temporary investments	85,846	186,708
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.91,803 million in 2007 and Rp.130,703 million in 2008	535,544	399,786
Third parties — net of allowance for doubtful accounts of Rp.691,513 million in 2007 and Rp.1,161,958 million in 2008	2,961,961	2,658,133
Other receivables — net of allowance for doubtful accounts of Rp.1,591 million in 2007 and Rp.10,719 million in 2008	149,412	122,953
Inventories — net of allowance for obsolescence of Rp.49,629 million in 2007 and Rp.56,868 million in 2008	207,166	253,898
Prepaid expenses	1,728,970	1,226,795
Claim for tax refund	359,582	420,550
Prepaid taxes	26,896	58,827
Restricted time deposits	4,623	75,686

Total Current Assets	13,423,462	15,233,809

NON-CURRENT ASSETS
Long-term investments — net	92,174	140,261
Property, plant and equipment — net of accumulated depreciation of Rp.47,390,018 million in 2007 and Rp.56,935,191 million in 2008	56,368,870	60,770,640
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp.534,746 million in 2007 and Rp.524,688 million in 2008	924,267	664,787
Prepaid pension benefit cost	103	557
Advances and other non-current assets	721,029	1,624,082
Goodwill and other intangible assets — net of accumulated amortization of Rp.3,971,474 million in 2007 and Rp.5,033,144 million in 2008	4,173,722	3,365,431
Escrow accounts	1,387	1,285

Total Non-current Assets	62,281,552	66,567,043

TOTAL ASSETS	75,705,014	81,800,852

The first quarter 2008 Results (Un audited)

Table 1 (continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UN-AUDITED)
As of March 31, 2007 and 2008
(in million Rupiah)

	2007	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	874,351	577,569
Third parties	6,335,820	4,845,103
Other payables	33,932	50,509
Taxes payable	1,507,519	1,554,280
Accrued expenses	2,578,363	3,069,501
Unearned income	2,154,127	2,477,559
Advances from customers and suppliers	236,942	174,824
Short-term bank loans	357,133	215,814
Current maturities of long-term liabilities	4,714,280	4,567,427

Total Current Liabilities	18,792,467	17,532,586

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,708,336	3,023,781
Unearned income on revenue-sharing arrangements	749,254	443,013
Accrued long service award	453,535	76,806
Accrued post-retirement health care benefits	2,826,770	2,894,582
Accrued pension and other post-retirement benefits costs	1,159,778	1,324,308
Long-term liabilities — net of current maturities
Obligations under capital leases	208,000	209,515
Two-step loans — related party	3,879,111	3,688,710
Bank loans	2,018,614	3,830,987
Deferred consideration for business combinations	3,256,028	2,117,166
Total Non-current Liabilities	17,259,426	17,608,868

MINORITY INTEREST	9,230,848	10,556,996

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 191,915,500 shares in 2007 and 337,293,000 shares in 2008	(1,641,680)	(3,030,368)
Difference in value of restructuring transactions between entities under common control	180,000	270,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain available-for-sale securities	9,708	12,586
Translation adjustment	227,669	228,914
Retained earnings
Appropriated	1,803,397	6,700,879
Unappropriated	23,344,251	25,421,463

Total Stockholders’ Equity	30,422,273	36,102,402

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	75,705,014	81,800,852

The first quarter 2008 Results (Un audited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UN-AUDITED)
THE THREE MONTHS PERIOD ENDED MARCH 31, 2007 and 2008
(in million Rupiah)

	2007	2008

OPERATING REVENUES
Telephone
Fixed lines	2,867,576	2,540,438
Cellular	5,579,802	5,966,083
Interconnection
Revenues	2,790,382	3,041,324
Expenses	(661,467)	(781,585)
	2,128,915	2,259,739
Data and Internet	2,921,030	3,917,418
Joint operation schemes	—	—
Network	208,754	223,816
Revenue-sharing arrangements	132,672	97,936
Other telecommunications services	8,984	26,173

Total Operating Revenues	13,847,733	15,031,603

OPERATING EXPENSES
Depreciation	2,364,489	2,534,473
Personnel	2,054,655	2,246,902
Operations, maintenance and telecommunication services	2,149,251	2,506,173
General and administrative	827,934	824,586
Marketing	280,644	376,981

Total Operating Expenses	7,676,973	8,489,115

OPERATING INCOME	6,170,760	6,542,488

OTHER INCOME (EXPENSES)
Interest income	144,899	174,205
Equity in net income (loss) of associated companies	2,977	(874)
Interest expense	(384,259)	(263,146)
Loss (gain) on foreign exchange — net	(86,422)	(45,655)
Others — net	86,991	102,916
Other (expenses) income — net	(235,814)	(32,554)

INCOME BEFORE TAX	5,934,946	6,509,934

TAX (EXPENSE) BENEFIT
Current tax	(1,810,967)	(2,058,376)
Deferred tax	(42,939)	5,363
	(1,853,906)	(2,053,013)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	4,081,040	4,456,921

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	(1,038,830)	(1,249,587)

NET INCOME	3,042,210	3,207,334

BASIC EARNINGS PER SHARE
Net income per share	152.03	161.50
Net income per ADS (40 Series B shares per ADS)	6,081.20	6,460.00

The first quarter 2008 Results (Un audited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UN-AUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007 and 2008
(in million Rupiah)

	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	2,787,553	2,503,591
Cellular	5,643,370	6,045,820
Interconnection — net	2,304,773	2,376,289
Joint operation schemes	(15,092)	—
Data and internet	2,863,295	3,937,349
Other services	323,254	352,792
Total cash receipts from operating revenues	13,907,153	15,215,841
Cash payments for operating expenses	(6,911,684)	(5,820,282)
Cash receipt from customers	81,251	33,328

Cash generated from operations	7,076,720	9,428,887

Interest received	155,172	174,829
Interest paid	(354,297)	(236,489)
Income tax paid	(2,757,061)	(3,208,328)

Net Cash Provided by Operating Activities	4,120,534	6,158,899

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	11,468	40,784
Purchase of temporary investments and placements in time deposits	(11,979)	(21,548)
Proceeds from sale of property, plant and equipment	2,481	5,298
Proceeds from insurance claim	—	—
Acquisition of property, plant and equipment	(3,923,616)	(3,600,112)
(Increase) decrease in advances for the purchase of property, plant and equipment	683,882	(169,857)
(Increase) decrease in advances and others	197,853	(33,885)
Business combinations, net of cash paid	—	(323,541)
Purchases of long-term investments	—	(28,249)
Cash dividends received	766	618
Acquisition of long-term investments	—	(674)

Net Cash Used in Investing Activities	(3,039,145)	(4,131,166)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in escrow accounts	686	—
Proceeds from short-term borrowings	23,000	11,312
Repayments of short-term borrowings	(833,333)	(371,763)
Repayments of long-term borrowings	(379,033)	(993,484)
Payment for purchase of treasury stock	(689,468)	(853,757)
Repayments of promissory notes	(99,165)	(101,355)
Repayments of obligations under capital leases	—	(3,980)

Net Cash Used in Financing Activities	(1,977,313)	(2,313,027)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(895,924)	(285,294)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(56,450)	(25,024)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,363,462	9,830,473

The first quarter 2008 Results (Un audited)

Table 4
FINANCIAL RATIOS
As of March 31, 2007 and 2008

	2007	2008	Growth (%)

Contribution to total fixed lines revenue:
Local & Domestic Long Distance Calls (%)	64.7	61.5	(3.2)
Monthly subscription charges (%)	32.2	36.2	4.0
Installation charges (%)	1.1	1.2	0.1
Phone Card — net (%)	0.0	0.0	(0.0)
Others (%)	1.9	1.1	(0.8)
Contribution to total operating revenues:
Cellular (%)	40.3	39.7	(0.6)
Fixed lines (%)	20.7	16.9	(3.8)
Revenue under JOS (%)	—	—	—
Interconnection (%)	15.4	15.0	(0.4)
Network (%)	1.5	1.5	(0.0)
Data dan internet (%)	21.1	26.1	5.0
Revenue under RSA (%)	1.0	0.7	(0.3)
Other telecommunications services (%)	0.1	0.2	0.1
ARPU Fixed wireline ((’000)	168	160	(4.8)
EBITDA (Rp billion)	8,798.1	9,339.4	6.2
EBITDA margin (%)	63.5	62.1	(1.4)
Operating margin (%)	44.6	43.5	(1.1)
Profit Margin (%)	22.0	21.3	(0.7)
Current ratio (%)	71.4	86.9	15.5
Return on Assets (%)	4.0	3.9	(0.1)
Return on Equity (%)	10.0	8.9	(1.1)
Total Liabilities to Equity (%)	118.5	97.3	(21.2)
Gearing (Net Debt to Equity) (%)	22.2	12.1	(10.1)
Debt to Equity (%)	46.7	39.8	(6.9)
Debt to EBITDA (%)	161.4	154.0	(7.4)
Debt Service Ratio (Times)	1.6	1.9	0.3
EBITDA to Interest Expense (times)	22.9	35.5	12.6
EBITDA to Net Debt (%)	130.3	213.9	83.6

The first quarter 2008 Results (Un audited)

Table 5
FIXED TELEPHONE LINES
As of March 31, 2007 and 2008

	2007	2008
	in ’000		GROWTH (%)
Exchange Capacity TELKOM Division
Wireline	9,412	10,673	13.4
Wireless	6,292	14,595	132.0
Total Exchange Cap. TELKOM (Wireline & Wireless)	15,704	25,268	60.9

Exchange Capacity KSO Division
Wireline	999	—
Wireless (MSC)	364	—
Total Exchange Cap. KSO (Wireline & Wireless)	1,363	—

Exchange Capacity TELKOM & KSO Division
Wireline	10,412	10,673	2.5
Wireless	6,656	14,595	119.3
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	17,067	25,268	48.0

Installed Lines TELKOM Division
Wireline	8,650	9,858	14.0
Wireless	7,251	9,673	33.4
Total Installed Lines TELKOM (Wireline & Wireless)	15,901	19,530	22.8

Installed Lines KSO Division
Wireline	911	—
Wireless	538	—
Total Installed Lines KSO (Wireline & Wireless)	1,449	—

Installed Lines TELKOM & KSO Division
Wireline	9,561	9,858	3.1
Wireless	7,789	9,673	24.2
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	17,351	19,530	12.6

Subscribers TELKOM Division
Wireline	7,450	8,307	11.5
Wireless	4,094	6,691	63.4
Total Subscribers TELKOM Division (Wireline & Wireless)	11,544	14,998	29.9

Subscribers KSO Division
Wireline	875	—
Wireless	490	—
Total Subscribers KSO Division (Wireline & Wireless)	1,365	—

Subscribers TELKOM & KSO Division
Wireline	8,326	8,307	(0.2)
Wireless	4,584	6,691	46.0
Total Subscribers —TELKOM & KSO Division (Wireline & Wireless)	12,909	14,998	16.2

Public Phone TELKOM Division
Wireline	352	356	1.0
Wireless	13	28	120.7
Total Public Phone TELKOM Division (Wireline & Wireless)	365	383	5.1

Public Phone KSO Division
Wireline	27	—
Wireless	—	—
Total Public Phone KSO Division (Wireline & Wireless)	27	—

Public Phone TELKOM & KSO Division
Wireline	379	356	(6.2)
Wireless	13	28	120.7
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	392	383	(2.2)

Lis Fixed TELKOM Division
Wireline	7,802	8,662	11.0
Wireless	4,106	6,719	63.6
Total Lines In Services TELKOM (Wireline & Wireless)	11,909	15,381	29.2

Lis Fixed KSO Division
Wireline	902	—
Wireless	490	—
Total Lines In Services KSO (Wireline & Wireless)	1,392	—

Lis Fixed TELKOM & KSO Division
Wireline	8,705	8,662	(0.5)
Wireless	4,596	6,719	46.2
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	13,301	15,381	15.6

The first quarter 2008 Results (Un audited)

Table 6
PRODUCTION
As of March 31, 2007 and 2008

		2007	2008	GROWTH (%)

Subscriber —TELKOM Division
Wireline	Pulses (mn)	17,172	16,815	(2.1)
Wireless (exclude data & sms)	second (mn)	100,924	172,701	71.1

Subscriber —KSO Division
Wireline	Pulses (mn)	2,350	—	—
Wireless (exclude data & sms)	second (mn)	12,595	—	—

Subscriber TELKOM & KSO Division
Wireline	Pulses (mn)	19,523	16,815	(13.9)
Wireless (exclude data & sms)	second (mn)	113,519	172,701	52.1

Public Phone —TELKOM Division
Wireline	Pulses (mn)	1,703	1,080	(36.5)
Wireless (exclude data & sms)	second (mn)	888	486	(45.3)

Public Phone — KSO Division
Wireline	Pulses (mn)	233	—	—
Wireless (exclude data & sms)	second (mn)	28	—	—

Public Phone — TELKOM & KSO Division
Wireline	Pulses (mn)	1,936	1,080	(44.2)
Wireless (exclude data & sms)	second (mn)	916	486	(46.9)

Lines in Services — Production
Wireline	Pulses (mn)	21,459	17,896	(16.6)
Wireless (exclude data & sms)	second (mn)	114,435	173,188	51.3

Productivity Per Average Subscriber Line
Wireline	Pulses	2,351	2,025	(13.9)
Wireless	second	26,296	25,811	(1.8)

Productivity Per Average LIS
Wireline	Pulses	2,468	2,066	(16.3)
Wireless	second	26,434	25,778	(2.5)

The first quarter 2008 Results (Un audited)

Table 7
FLEXI PERFORMANCE
As of March 31, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Customer base
Classy/Postpaid	SSF (’000)	786	779	-0.9
Trendy/Prepaid	SSF (’000)	3,810	5,939	55.9
Total/Blended	SSF (’000)	4,596	6,718	46.2

Net additional
Classy/Postpaid	SSF (’000)	(8)	(49)	-489.7
Trendy/Prepaid	SSF (’000)	429	404	5.7
Total/Blended	SSF (’000)	420	355	15.5

Sales
Classy/Postpaid	SSF (’000)	56	50	-9.4
Trendy/Prepaid	SSF (’000)	1,006	1,569	55.9
Total/Blended	SSF (’000)	1,062	1,619	52.4

ARPU
Classy/Postpaid	Rp (000)	115	100	-12.9
Trendy/Prepaid	Rp (000)	46	36	-21.6
Total/Blended	Rp (000)	58	43	-26.3

MOU (Minute of use)	mn minutes	1,907	2,886	51.3
SMS	mn messages	418	609	45.6

NETWORK
BTS	BTS	1,552	2,153	38.7
Coverage	Cities	236	254	7.6

The first quarter 2008 Results (Un audited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of March 31, 2007 and 2008
(In billion rupiah)

	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,380	4,227
Acct./Unbilled receivables	793	771
Prepayments	566	724
Others	446	513
Total Current Assets	4,185	6,235

NON-CURRENT ASSETS
Long-term investment	9	20
Property, plant & equipment — net	34,402	38,988
Advances for PPE	265	70
Equipment not used in operations — net	150	52
Intangible assets — net	413	366
Others	672	821
Total Non-current Assets	35,911	40,317
TOTAL ASSETS	40,096	46,552

CURRENT LIABILITIES
Short-term loans	333	167
Accounts payable & Accr. liabilities	6,534	5,435
Taxes payable	712	914
Unearned revenue	1,857	2,037
Curr. maturities of med/long-term loans	1,320	2,636
Total Current Liabilities	10,756	11,189

NON-CURRENT LIABILITIES
Med/long-term loans — net of current maturities	1,177	3,240
Deferred tax liabilities	1,956	2,137
Others	137	180
Total Non-current Liabilities	3,270	5,557

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	24,382	28,118
Total Equity	26,070	29,806

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	40,096	46,552

The first quarter 2008 Results (Un audited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007 and 2008
(In billion rupiah)

	2007	2008
OPERATING REVENUES
Post-paid	1,193	1,204
Prepaid	6,641	7,985
International roaming	122	151
Interconnection: — Revenues	747	812
— Expense	(496)	(554)
Total Operating Revenues	8,207	9,598

OPERATING EXPENSES
Personnel	323	316
Operation & maintenance	1,448	1,655
General & administrative	177	168
Marketing	193	227
Other operating expenses	402	443
Depreciation	1,323	1,548
Total Operating Expenses	3,866	4,357

EBIT (EARNINGS BEFORE INTEREST & TAXES)	4,341	5,241
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(68)	(106)
Foreign exchange gain	4	13
Others — net	(1)	40
Other income/(expenses) — net	(65)	(53)

INCOME BEFORE TAX	4,276	5,188
INCOME TAX EXPENSE	1,279	1,573
NET INCOME	2,997	3,615

EBITDA	5,664	6,789
EBITDA Margin	69%	71%

ROA	34%	33%
ROE	49%	51%

The first quarter 2008 Results (Un audited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of March 31, 2007 and 2008

	Unit	2007	2008	Growth (%)
CUSTOMER :
Net Additions
kartuHALO	Subs (000)	52	(33)	-163.5
simPATI	Subs (000)	(131)	5,190	4,061.8
Kartu As	Subs (000)	3,384	(1,713)	-150.6
Total	Subs (000)	3,305	3,444	4.2
Customer base
kartuHALO	Subs (000)	1,714	1,880	9.7
simPATI	Subs (000)	21,247	29,176	37.3
Kartu As	Subs (000)	15,942	20,279	27.2
Total	Subs (000)	38,903	51,335	32.0

MOU (excluding free & incoming mins)	billion minutes	5.4	20.7	283.3

ARPU
Total (3 months average)
kartuHALO	Rp.’000 per mo.	263	240	-8.7
simPATI	Rp.’000 per mo.	78	76	-2.6
Kartu As	Rp.’000 per mo.	55	40	-27.3
Blended	Rp.’000 per mo.	77	67	-13.0
Non-voice/Data (3 months average)
kartuHALO	Rp.’000 per mo.	47	49	4.3
simPATI	Rp.’000 per mo.	22	22	0.0
Kartu As	Rp.’000 per mo.	19	22	15.8
Blended	Rp.’000 per mo.	22	23	4.5

NETWORK DATA
Network capacity
Base stations installed (GSM/DCS/3G)	Unit	17,644	21,752	23.3
Overall capacity all network elements	Subs. mln.	41.9	53.6	27.9
Quality of service
Call success rate	%	95.5%	95.3%	-0.2
Call completion rate	%	99.5%	98.6%	-0.9

EMPLOYEE DATA
Total employees	person	3,865	4,020	4.0
Efficiency ratio	Subs/employee	10,065	12,770	26.9